CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue

New York, NY 10010

As the Representative of the Several Underwriters

April 14, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Coy Garrison, Staff Attorney

Kristina Aberg Attorney-Advisor

Robert Telewicz, Senior Staff Accountant

Shannon Sobotka, Staff Accountant

Re:                             Leju Holdings Limited

Registration Statement on Form F-1 (Registration No. 333-194505)

Dear Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as the representative of the several underwriters of the offering, wish to advise you that through the date hereof 1,645 copies of the preliminary prospectus dated April 4, 2014 were distributed as follows: 680 copies to institutional investors and 965 copies to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they are aware of their obligations under the Act and have complied with, and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of Leju Holdings Limited that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m., Eastern Daylight Time on April 16, 2014, or as soon thereafter as practicable.

[Acceleration Request Letter]

Very truly yours,

Acting on behalf of itself and as the Representative of the several Underwriters

By CREDIT SUISSE SECURITIES (USA) LLC

By	/s/ Imran Khan
Name: Imran Khan
Title: Managing Director